Rogers Wireless Inc.

The following earnings release for Rogers Wireless Communications Inc. (the parent company to Rogers Wireless Inc.) contains financial and operating information for the quarter and year ending December 31, 2002 for Rogers Wireless Inc.

Rogers Wireless Reports Strong Fourth Quarter 2002 Results
Highlights of the fourth quarter of 2002 included the following:
Consolidated Results of Operations for the Fourth Quarter Ended December 31, 2002
Wireless Voice Subscriber Results
Messaging and Data Services
Operating Expenses
Reconciliation to Loss
Loss
Property, Plant and Equipment Expenditures
Stock-Based Compensation
Liquidity and Capital Resources
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Balance Sheets
Consolidated Statements of Deficit
Supplemental Information
Cautionary Statement Regarding Forward Looking Information
Audited Consolidated 2002 Financial Statements
About the Company
For Further Information
Quarterly Conference Call
Exhibit 99.1

Rogers Wireless Reports Strong Fourth Quarter 2002 Results

Network Revenue Grows 13%, Operating Profit Jumps 36% and
Quarterly Postpaid Voice Subscriber Net Additions Increase 66%;

Fifth Consecutive Quarter of Double-Digit Year-Over-Year Growth
Drives 2002 Operating Profit Past $500 Million Mark

TORONTO (February 14, 2003) — Rogers Wireless Communications Inc. (“Rogers Wireless” or “the Company”) today announced its financial and operating results for the fourth quarter and year ended December 31, 2002.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended December 31,	2002	2001	% Change

Operating revenue	525,652	455,330	15.4
Operating profit(1)	120,398	88,817	35.6
Loss(2)	(38,867)	(66,232)	(41.3)
Loss per share	(0.27)	(0.47)	(42.6)
Loss (excl. non-recurring items)(3)	(47,105)	(66,232)	(28.9)
Loss per share (excl. non-recurring items)(3)	(0.33)	(0.47)	(29.8)
Property, plant and equipment expenditures	188,305	126,426	48.9

Year Ended December 31,	2002	2001	% Change

Operating revenue	1,965,927	1,753,145	12.1
Operating profit(1)	516,681	401,261	28.8
Loss(2)	(90,705)	(224,692)	(59.6)
Loss per share	(0.64)	(1.66)	(61.4)
Loss (excl. non-recurring items)(3)	(134,033)	(224,692)	(40.3)
Loss per share (excl. non-recurring items)(3)	(0.95)	(1.66)	(42.8)
Property, plant and equipment expenditures	564,552	654,457	(13.7)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Loss” for a reconciliation of operating profit to the loss under GAAP.

(2)	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s operating results for the three months and year ended December 31, 2001 have been restated to increase the loss from the previously reported amounts of $63.5 million and $199.0 million for the three months and year ended December 31, 2001, respectively.

(3)	Non-recurring items for the periods presented are as follows. Further information on these items is provided in the “Reconciliation to Loss” section.

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Change in estimates of sales tax and CRTC contribution liabilities	—	—	—	—	12.3	—	12.3	—
Gain on repurchase of long-term debt	8.2	—	8.2	—	31.0	—	31.0	—

	8.2	—	8.2	—	43.3	—	43.3	—

Highlights of the fourth quarter of 2002 included the following:

•	Network revenue, which excludes equipment sales, increased 13.2% and operating profit increased 35.6% versus the fourth quarter of 2001. Operating profit margin, based on network revenue, increased to 26.1% from 21.8% in the prior year as revenue growth outstripped operating expense growth.

•	Postpaid voice subscriber net additions of 123,100 in the quarter represented an increase of 65.9% from the previous year, driven by the combination of increased gross activations and improved churn levels with average monthly postpaid churn for the quarter declining 30 basis points to 2.10% from 2.40% in the previous year.

•	Postpaid voice subscriber net additions in the quarter represented 83.9% of total voice subscriber net additions, an increase from 41.2% in the fourth quarter of 2001. The Company continued to de-emphasize its prepaid product, as reflected in the 23,700 prepaid subscriber net additions compared to 106,000 net additions in the fourth quarter of 2001.

•	Wireless voice subscriber base increased by 12.2% for the year, to end 2002 with approximately 3,356,000 voice subscribers.

•	Average monthly revenue per postpaid subscriber of $56.65 increased modestly from the fourth quarter of 2001, reflecting stabilized pricing and the Company’s success in attracting and retaining a greater proportion of high value customers.

•	During the quarter, the CRTC finalized the 2002 contribution rate at 1.3% of contribution eligible revenues, retroactive to January 1, 2002. This compares favourably to the interim rate of 1.4%. The interim rate for 2003 was established at 1.3%.

•	Rogers Wireless customers sent approximately 18.6 million text messages in the fourth quarter, up 48% from the third quarter of 2002.

•	Rogers Wireless, which continued to lead the market with the introduction of new handsets and data services, ended the year with over 490,000 subscribers on its new GSM/GPRS network. Leading-edge devices launched in the quarter included the first wireless handset in Canada with camera capability and picture messaging, as well as the BlackBerry 6710 which offers integrated voice, email and SMS functionality, as well as wireless Internet access, in a single device.

“These results mark Rogers Wireless’ fifth consecutive quarter of double-digit operating profit growth and reflect the consistent and disciplined execution of our strategy over the course of 2002 by our employees,” said Nadir Mohamed, President and CEO of Rogers Wireless. “Our continual focus over the year on attracting and retaining profitable customers by providing innovative services and solid value, combined with the steady introduction of an exciting array of new wireless products and capabilities, are clearly drivers of the significant growth in revenue and operating income.”

Consolidated Results of Operations for the Fourth Quarter Ended December 31, 2002

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars, except margin)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Voice revenue	446.6	394.1	52.5	13.3	1,699.1	1,515.3	183.8	12.1
Messaging and data revenue	15.0	13.5	1.5	11.1	60.1	56.5	3.6	6.4

Network revenue	461.6	407.6	54.0	13.2	1,759.2	1,571.8	187.4	11.9
Equipment revenue	64.1	47.7	16.4	34.4	206.7	181.3	25.4	14.0

Operating revenue	525.7	455.3	70.4	15.5	1,965.9	1,753.1	212.8	12.1

Operating expenses	405.3	366.5	38.8	10.6	1,449.2	1,351.8	97.4	7.2
Operating profit(1)	120.4	88.8	31.6	35.6	516.7	401.3	115.4	28.8
Operating profit margin based on network revenue	26.1%	21.8%			29.4%	25.5%

(1)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization, non-operating and non-recurring items.

The 13.3% increase in voice revenue was driven by a 12.2% increase in the total number of wireless voice subscribers, combined with a slight increase in quarterly blended average revenue per user (“ARPU”). This relatively flat year-over-year blended ARPU was attributable to the improved mix of postpaid versus prepaid net additions as well as the continuing focus on attracting and retaining higher value customers.

     The 35.6% year-over-year increase in quarterly operating profit was a result of revenue growth of 15.5%, offset by increased operating expenses, including sales, marketing and retention costs of 10.6%.

Wireless Voice Subscriber Results

	Three Months Ended December 31,				Year Ended December 31,

(In thousands except ARPU, churn and usage)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Postpaid
Gross additions	279.2	249.3	29.9	12.0	883.6	800.2	83.4	10.4
Net additions	123.1	74.2	48.9	65.9	319.8	197.5	122.3	61.9
Total subscribers					2,577.1	2,257.3	319.8	14.2
ARPU	56.65	56.17	0.48	0.9	56.11	56.39	(0.28)	(0.5)
Average monthly usage (minutes)	340	315	25	7.9	324	302	22	7.3
Churn (%)	2.10%	2.40%	(0.30%)	(12.5)	1.98%	2.24%	(0.26%)	(11.6)
Prepaid
Gross additions	79.2	124.8	(45.6)	(36.5)	243.3	420.9	(177.6)	(42.2)
Net additions (reductions)	23.7	106.0	(82.3)	(77.6)	44.2	267.9	(223.7)	(83.5)
Total subscribers					778.7	734.5	44.2	6.0
ARPU(1)	9.32	11.00	(1.68)	(15.3)	10.17	10.29	(0.12)	(1.2)
Churn (%)	2.46%	1.85%	0.61%	33.0	2.23%	2.75%	(0.52%)	(18.9)
Total — Postpaid and Prepaid
Gross additions	358.4	374.1	(15.7)	(4.2)	1,126.9	1,221.1	(94.2)	(7.7)
Net additions	146.8	180.2	(33.4)	(18.5)	364.0	465.4	(101.4)	(21.8)
Total subscribers					3,355.8	2,991.8	364.0	12.2
ARPU (blended)(1)	45.63	45.58	0.05	0.1	45.17	46.60	(1.43)	(3.1)

(1)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Postpaid voice subscriber additions in the quarter represented 77.9% of total gross additions and 83.9% of total net additions, a significant improvement over the 66.6% of total gross additions and 41.2% of total net additions in the fourth quarter of 2001. The Company continued its strategies of targeting higher value postpaid subscribers and selling its prepaid handsets at higher price points.

     The 0.9% increase in postpaid voice subscriber monthly ARPU versus the previous year’s fourth quarter reflects the Company’s success in attracting a greater share of high value customers and stabilizing prices. The decrease in prepaid subscriber monthly ARPU versus the previous year’s fourth quarter was driven primarily by lower usage.

     The fourth quarter is generally the most competitive within the Canadian wireless industry, resulting in increased levels of customer churn. While results in 2002 followed a similar trend, there was a substantial improvement in year-over-year average monthly postpaid voice subscriber churn levels. This significant improvement is attributable to the Company’s continued focus on improved customer service and subscriber retention, resulting from the stabilization of back office systems and process improvements implemented earlier in the year. The Company has also successfully increased the proportion of customers on longer-term contracts, which contributes to lower churn, adding 90.0% of the postpaid quarterly gross additions on contracts with a term of at least twelve months.

Messaging and Data Services

	Three Months Ended December 31,				Year Ended December 31,

(Subscriber statistics in thousands except ARPU)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Gross additions
Data and two-way messaging	7.0	13.2	(6.2)	(47.0)	44.0	36.7	7.3	19.9
One-way messaging	14.4	24.7	(10.3)	(41.7)	58.9	104.6	(45.7)	(43.7)

	21.4	37.9	(16.5)	(43.5)	102.9	141.3	(38.4)	(27.2)

Net additions (reductions)
Data and two-way messaging	3.0	10.5	(7.5)	(71.4)	27.0	27.9	(0.9)	(3.2)
One-way messaging	(14.3)	(6.2)	(8.1)	130.6	(70.5)	(44.4)	(26.1)	58.8

	(11.3)	4.3	(15.6)	—	(43.5)	(16.5)	(27.0)	—

Total subscribers
Data and two-way messaging					81.7	54.7	27.0	49.4
One-way messaging					302.2	372.7	(70.5)	(18.9)

					383.9	427.4	(43.5)	(10.2)

Revenue
Data and two-way messaging	6.7	4.2	2.5	59.5	24.9	12.9	12.0	93.0
One-way messaging	8.3	9.3	(1.0)	(10.8)	35.2	43.6	(8.4)	(19.3)

	15.0	13.5	1.5	11.1	60.1	56.5	3.6	6.4

ARPU
Data and two-way messaging	28.00	28.13	(0.13)	(0.5)	28.15	27.54	0.61	2.2
One-way messaging	8.95	8.37	0.58	6.9	8.79	9.34	(0.55)	(5.9)

Messaging and Data services to date have formed a small part of the Wireless business from both a customer and revenue perspective. The 49.4% year-over-year increase in the Company’s higher ARPU data and two-way messaging subscriber base was offset by the ongoing decline in subscribers to the Company’s mature one-way messaging product.

     The 93.0% year-over-year increase in data and two-way messaging revenues reflects the growth in data and two-way messaging subscribers. The decline in the mature, lower value one-way messaging product offset a portion of this growth, resulting in a 6.4% year-over-year increase in total messaging and data revenues.

Operating Expenses

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars, except per subscriber statistics)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating expenses before sales, marketing and retention costs(1)	159.5	176.7	(17.2)	(9.7)	667.6	668.8	(1.2)	(0.2)
Sales and marketing costs, excluding retention costs	151.0	119.6	31.4	26.3	466.1	399.6	66.5	16.6
Retention costs	30.7	22.5	8.2	36.4	108.9	102.2	6.7	6.6
Average monthly operating expenses before sales and marketing costs per subscriber(1)	14.56	17.82	(3.26)	(18.3)	15.71	17.76	(2.05)	(11.5)
Sales and marketing cost per gross addition, excluding retention costs	398	290	108	37.2	379	293	86	29.4

(1)	Year ended December 31, 2002 operating expenses exclude the benefit of non-recurring items in the first quarter of $12.3 million.

Excluding the impact of the reduction of $15.0 million in CRTC contribution expense in the quarter, operating expenses before sales and marketing and retention costs declined by 1.4% as compared to the same period in the previous year. The year-over-year reduction in operating expenses is due to savings in roaming costs, partially offset by higher costs to support the 12.2% year-over-year increase in the wireless voice subscriber base.

     The year-over-year increase in sales and marketing costs in total and on a per gross addition basis reflects the significant shift and improvement in the mix of postpaid subscriber additions as a proportion of total subscriber additions combined with the impact of acquiring a greater proportion of high value and term contract customers with a higher associated variable cost of acquisition.

Reconciliation to Loss

     Other income and expense items required to reconcile operating profit to loss as defined under Canadian GAAP are as follows:

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating profit(1)	120.4	88.8	31.6	35.6	516.7	401.3	115.4	28.8
Change in estimate of sales tax and CRTC contribution liabilities	—	—	—	—	12.3	—	12.3	—
Depreciation and amortization	(120.2)	(98.4)	(21.8)	22.2	(457.1)	(382.6)	(74.5)	19.5
Interest on long-term debt	(49.4)	(49.8)	0.4	(0.8)	(195.2)	(185.1)	(10.1)	5.5
Gain on repurchase of long-term debt	8.2	—	8.2	—	31.0	—	31.0	—
Financing fees and interest on loans payable				—
to shareholders	—	—	—	—	—	(18.9)	18.9	—
Foreign exchange gain (loss)	3.1	(5.7)	8.8	—	6.4	(35.1)	41.5	—
Other	0.1	0.5	(0.4)	(80.0)	0.5	2.6	(2.1)	(80.8)
Income taxes	(1.1)	(1.6)	0.5	(31.3)	(5.3)	(6.9)	1.6	(23.2)

Loss	(38.9)	(66.2)	27.3	—	(90.7)	(224.7)	134.0	—

(1)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization and nonoperating and non-recurring items.

The year-over-year increase in depreciation and amortization expense for the fourth quarter was primarily due to increased expenditures on property, plant and equipment (“PP&E”) over the past year and the resulting higher asset levels and depreciation relating to the recently completed GSM/GPRS network overlay.

Loss(1)

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars, except per share data)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Loss	(38.9)	(66.2)	27.3	—	(90.7)	(224.7)	134.0	—
Loss per share	(0.27)	(0.47)	0.20	—	(0.64)	(1.66)	1.02	—
Loss (excl. non-recurring items)	(47.1)	(66.2)	19.1	—	(134.0)	(224.7)	90.7	—
Loss per share (excl. non-recurring items)	(0.33)	(0.47)	0.14	—	(0.95)	(1.66)	0.71	—

(1)	Effective January 1, 2002, the Company adopted CICA Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s operating results for the three months and year ended December 31, 2001 have been restated to increase the loss from the previously reported amounts of $63.5 million and $199.0 million for the three months and year ended December 31, 2001, respectively.

     The reduction in the quarterly loss per share excluding non-recurring items over the same quarter of the previous year is a result of improved operating profit and the recognition of foreign exchange gains, offset by increased depreciation and amortization expenses.

Property, Plant and Equipment Expenditures

	Three Months Ended December 31,				Year Ended December 31,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Property, plant and equipment expenditures, excluding spectrum(1)	188.3	126.4	61.9	49.0	564.6	654.5	(89.9)	(13.7)

(1)	Spectrum licences across Canada for the deployment of next generation wireless services were acquired in February 2001 at a total cost of $396.8 million.

Total PP&E expenditures for the fourth quarter were $188.3 million, $61.9 million higher than the fourth quarter of 2001. Network related PP&E expenditures totalled $150.1 million in the quarter, higher by $53.1 million versus the fourth quarter of 2001 due primarily to the ongoing network capacity expansion to support subscriber growth on the GSM/GPRS network. The initial deployment of GSM/GPRS network functionality in the 850 Megahertz (“MHz”) frequency band of $35.3 million was also a contributing factor to the year-over-year increase. The Company believes the investment in its 850 MHz GSM/GPRS network infrastructure will provide superior in-building and rural coverage. Ericsson Canada Inc. (“Ericsson”) and the Company recently renewed their agreement for an additional three years, under which Ericsson will continue to supply equipment for the Company’s wireless voice and data networks, including capabilities for GSM/GPRS services in the 850 MHz range. In addition, in the quarter the Company spent $13.2 million on the expansion of its corporate office facility compared to $8.0 million in the fourth quarter of 2001.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 which, under the transition rules, allows the Company to include the “fair value” of options issued subsequent to January 1, 2002 in the pro forma calculation of net income (loss) for the year. The Company has disclosed a pro forma calculation based on all options issued by the Company both subsequent to and prior to January 1, 2002, which is consistent with U.S. GAAP. Under this basis, the Company’s loss and loss per share for the three months ended December 31, 2002 would have been increased by $4.8 million or $0.04 per share to $43.7 million or $0.31 per share, respectively, and for the year ended December 31, 2002 would have been increased by $14.5 million or $0.10 per share to $105.2 million or $0.74 per share, respectively. See Supplemental Information.

Liquidity and Capital Resources

The Company’s quarterly cash flow from operating activities before changes in working capital, which is calculated by excluding all non-cash items such as depreciation and amortization from the loss, increased by $32.5 million to $70.2 million from $37.7 million in the fourth quarter of 2001. The year-over-year increase is primarily due to increased operating profit. Taking into account the favourable impact of the changes in working capital, cash flow from operations increased to $91.9 million from a deficit of $48.0 million in the fourth quarter of 2001.

     In aggregate, other sources of funds in the quarter totalled approximately $221.9 million. The source of these funds included: (1) $98.0 million of net drawdowns under the bank credit facility; (2) proceeds of $31.5 million upon the termination of certain cross-currency interest rate exchange agreements; and (3) $0.5 million of proceeds from the issuance of Class B Restricted Voting shares under employee share purchase plans.

     The net funds used during the quarter totalled $200.5 million, comprised of: (1) the investment of $188.3 million in PP&E; and (2) the repurchase of an aggregate of US$12.0 million principal amount of U.S. dollar-denominated debt for $10.7 million and a $1.5 million reduction in mortgage and capital leases. As a result, the Company increased its cash position by $21.4 million in the quarter to close the year with a cash and cash equivalent balance of $10.1 million.

     The Company’s available liquidity at December 31, 2002 was $561.1 million, represented by availability under its committed bank facility and cash on hand.

Rogers Wireless Communications Inc.
Consolidated Statements of Income

	Three Months Ended		Year Ended
	December 31,		December 31,

(in thousands of dollars except per share data)	2002	2001	2002	2001

Operating revenue	$525,652	$455,330	$1,965,927	$1,753,145
Operating, general and administrative expenses	402,503	363,842	1,438,240	1,341,200
Management fees	2,751	2,671	11,006	10,684

Operating income before the following:	120,398	88,817	516,681	401,261
Change in estimates of sales tax and CRTC contribution liabilities	—	—	(12,331)	—
Depreciation and amortization	120,157	98,415	457,133	382,608

Operating income (loss)	241	(9,598)	71,879	18,653

Interest expense:
Long-term debt	49,396	49,840	195,150	183,047
Notes payable to Rogers Communications Inc.	—	—	—	2,092
Financing fees and interest on loans payable to shareholders	—	—	—	18,905

	49,396	49,840	195,150	204,044

	(49,155)	(59,438)	(123,271)	(185,391)
Gain on repayment of long-term debt	8,238	—	30,997	—
Foreign exchange gain (loss)	3,095	(5,741)	6,410	(35,086)
Investment and other income	84	523	417	2,730

Loss before income taxes	(37,738)	(64,656)	(85,447)	(217,747)
Income taxes	1,129	1,576	5,258	6,945

Loss for the period	$(38,867)	$(66,232)	$(90,705)	$(224,692)

Loss per share — basic and diluted	$(0.27)	$(0.47)	$(0.64)	$(1.66)

Weighted average shares outstanding for the period — basic and diluted (in thousands)	141,622	141,472	141,608	135,652

Rogers Wireless Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended		Year Ended
	December 31,		December 31,

(in thousands of dollars)	2002	2001	2002	2001

Cash provided by (used in):
Operating activities:
Loss for the period	$(38,867)	$(66,232)	$(90,705)	$(224,692)
Adjustments to reconcile loss to cash flows:
Depreciation and amortization	120,157	98,415	457,133	382,608
Gain on repayment of long-term debt	(8,238)	—	(30,997)	—
Change in estimate of sales tax liability	—	—	(19,157)	—
Unrealized foreign exchange (gain) loss	(2,823)	5,495	(5,633)	34,952
Financing fees and interest on loans payable to shareholders	—	—	—	18,905

	70,229	37,678	310,641	211,773
Change in non-cash working capital items	21,654	(85,694)	152,267	(80,780)

	91,883	(48,016)	462,908	130,993
Financing activities:
Issue of long-term debt	169,000	52,000	427,000	1,361,929
Repayment of long-term debt	(83,198)	(1,539)	(377,093)	(537,339)
Proceeds on termination of cross-currency interest rate exchange agreements	31,467	—	64,353	—
Financing costs incurred	—	—	—	(20,519)
Issue of notes payable to Rogers Communications Inc.	—	—	—	90,250
Repayment of notes payable to Rogers Communications Inc.	—	—	—	(374,700)
Loans payable to shareholders	—	—	—	393,520
Issue of capital stock	508	3,277	2,820	11,653

	117,777	53,738	117,080	924,794
Investing activities:
Additions to property, plant and equipment	(188,305)	(126,426)	(564,552)	(654,457)
Acquisition of spectrum licences	—	—	—	(396,824)

	(188,305)	(126,426)	(564,552)	(1,051,281)

Increase (decrease) in cash	21,355	(120,704)	15,436	4,506
Cash (deficiency), beginning of period	(11,287)	115,336	(5,368)	(9,874)

Cash (deficiency), end of period	$10,068	$(5,368)	$10,068	$(5,368)

Supplemental cash flow information:
Interest paid	$94,277	$98,161	$195,755	$170,977
Income taxes paid	1,733	996	7,710	4,825

Disclosure of non-cash transaction:
Class B Restricted Voting shares issued as consideration for the repayment of loans payable to shareholders and associated financing fees and interest	$—	$—	$—	$412,425

Cash (deficiency) is defined as cash and cash equivalents which have an original maturity of less than 90 days, less bank advances.

Rogers Wireless Communications Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(in thousands of dollars)	2002	2001

Assets
Property, plant and equipment	$2,371,133	$2,252,328
Spectrum and brand licences	419,294	421,814
Goodwill	7,058	7,058
Cash and cash equivalents	10,068	—
Accounts receivable	289,907	250,954
Due from affiliated companies	—	7,339
Deferred charges	51,145	60,747
Other assets	36,399	55,655

	$3,185,004	$3,055,895

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$—	$5,368
Long-term debt	2,360,075	2,305,683
Accounts payable and accrued liabilities	450,510	319,325
Due to affiliated companies	4,041	—
Unearned revenue	48,075	37,178
Deferred gain	21,847	—

	2,884,548	2,667,554
Shareholders’ equity	300,456	388,341

	$3,185,004	$3,055,895

Rogers Wireless Communications Inc.
Consolidated Statements of Deficit

	Year	Year
	Ended	Ended
	December 31,	December 31,
(in thousands of dollars)	2002	2001

Deficit, beginning of year:
As previously reported	$(1,411,136)	$(1,212,165)
Adjustment for change in accounting for foreign currency translation	(80,889)	(55,168)

As restated	(1,492,025)	(1,267,333)
Loss for the year	(90,705)	(224,692)

Deficit, end of year	$(1,582,730)	$(1,492,025)

Supplemental Information

Long-Term Debt:

		December 31,	December 31,
(in thousands of dollars)		2002	2001

Bank credit facility	Floating	$149,000	$52,000
Senior Secured Notes due 2006	10-1/2%	160,000	160,000
Senior Secured Notes due 2007	8.30%	309,775	280,110
Senior Secured Debentures due 2008	9-3/8%	433,121	433,121
Senior Secured Notes due 2011	9-5/8%	764,143	770,400
Senior Secured Debentures due 2016	9-3/4%	229,987	231,528
Senior Subordinated Notes due 2007	8.80%	282,875	342,409
Mortgage payable and capital leases	Various	31,174	36,115

		$2,360,075	$2,305,683

Shareholders’ Equity:

	December 31,	December 31,
(in thousands of dollars)	2002	2001

Capital stock:
Issued and outstanding- 90,468,259 Class A Multiple Voting Shares	$962,661	$962,661
51,271,683 Class B Restricted Voting Shares (2001 - 51,116,599)	922,426	920,176

	1,885,087	1,882,837
Deduct amounts receivable from employees under share purchase plan	(1,901)	(2,471)

	1,883,186	1,880,366
Deficit	(1,582,730)	(1,492,025)

	$300,456	$388,341

Stock-Based Compensation Pro Forma:

	Three Months Ended		Year Ended
	December 31,		December 31,

(in thousands of dollars, except per share amounts)	2002	2001	2002	2001

(Based on all issued and outstanding options)
Loss for the period, as reported	$(38,867)	$(66,232)	$(90,705)	$(224,692)
Pro forma loss for the period	(43,716)	(68,688)	(105,200)	(234,621)
Pro forma loss per share	$(0.31)	$(0.49)	$(0.74)	$(1.73)

Loss Per Share:

	Three Months Ended		Year Ended
	December 31,		December 31,

(in thousands, except per share data)	2002	2001	2002	2001

Numerator:
Loss for the period — basic and diluted	$(38,867)	$(66,232)	$(90,705)	$(224,692)
Denominator:
Weighted average shares outstanding- basic and diluted	141,622	141,472	141,608	135,652
Loss per share for the period — basic and diluted	$(0.27)	$(0.47)	$(0.64)	$(1.66)

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission.

     Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

Audited Consolidated 2002 Financial Statements

The Company intends to file, with securities regulators in Canada and the U.S., its audited consolidated financial statements and notes thereto for the year ended December 31, 2002 and Management’s Discussion and Analysis in respect of such annual financial statements on or about February 21, 2003. Notification of such filing will be made by a press release by the Company and such statements will be made available on the Company’s Website.

About the Company

Rogers Wireless Communications Inc. operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast-to-coast. The Company is one of Canada’s leading wireless communications service providers, offering a complete range of wireless solutions including Digital PCS, cellular, advanced wireless data services, two-way messaging and paging to over 3.7 million customers across Canada. Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) is 56% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

For Further Information

Bruce M. Mann 416.935.3532 bmann2@rci.rogers.com	Eric Wright 416.935.3550 ewright@rci.rogers.com

Quarterly Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning 12:30 p.m. ETN on February 14, 2003. A re-broadcast of this call will be also available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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